William E. Cooper

Attorney at Law

10030 Conway Rd.,

St. Louis, MO 63124

email: bill@cooperlawstl.com

January 10, 2024

Ms. Sondra Snyder

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Strata Power Corporation
Form 20-F for the Fiscal Year ended December 31, 2022
Filed: March 23, 2023
File No. 000-50934

Dear Mr. Hiller:

As counsel for Strata Power Corporation. (" Strata" or the "Company"), please be advised that we are in receipt of your comment letter dated December 20, 2023. I have been asked to review your comments to the Form 20-F for the fiscal year ended December 31, 2022. This letter sets forth the response of the Company to the comment by the Staff of the Office of Natural Resources of the Securities and Exchange Commission (''SEC") with respect to the above-referenced Form 20-F filing. The references to the comment letter have been shown in bold face for convenience, and the Company's responses are set forth below the reference.

Comment:

Form 20-F for the Fiscal Year ended December 31, 2022

General

1.	We note that you have been filing various documents on SEDAR for an extended period of time, including the last three fiscal years, such as quarterly interim financial reports, Management's Discussion and Analysis of Financial Condition and Results of Operations, certifications by your CEO and CFO, and oil and gas disclosure reports, although you have not filed these documents with the SEC on Form 6-K.

General Instruction B to Form 6-K requires that you promptly furnish material information on Form 6-K that you make public or are required to make public pursuant to laws of the jurisdiction of domicile or in which you are incorporated or organized, and is applicable pursuant to Rule 13a-16 of Regulation 13A. This requirement also applies to material information that you file or are required to file with a stock exchange on which your securities are traded that is made public, or that you distribute or are required to distribute to your security holders.

Please address these requirements as they pertain to the reports that were required over the last three fiscal years and future reports that will be required on Form 6-K.

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Response:

The Company has filed with the SEC a Form 6-K which includes quarterly interim financial reports, Management's Discussion and Analysis of Financial Condition and Results of Operations, certifications by the CEO and CFO, as well as oil and gas disclosure reports for the last three fiscal years on January 10, 2024.

Financial Statements

Report of the Public Accounting Firm, page F-2

2.	We note that you filed an audit opinion covering only the last two fiscal years in your most recent annual report. You will need to obtain and file an audit opinion, in an amendment to your annual report on Form 20-F, that also covers the earliest of the three years presented to comply with Item 8.A.2 and 3 of Form 20-F.

Please advise us of any reasons that your auditor did not express an opinion for the earliest of the three years in the audit opinion that you filed with your annual report.

Response:

The Company has amended the annual report on Form 20-F to include a corrected audit opinion covering the earliest of the three years presented. The audited financial statements included all three years, however the audit opinion covered only two years due to a clerical error by the audit firm.

If you have additional questions or comments, please feel free to contact the undersigned.

Sincerely,

/s/ William E. Cooper

William E. Cooper

cc: Strata Power Corporation

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